SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated November 9, 2021.

Autonomous City of Buenos Aires, November 9, 2021.

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Changes in the composition of

YPF S.A.’s Board of Directors

Dear Sirs:

The purpose of this letter is to comply with the requirements of article 23, section 8, Chapter VI of the ByMA Listing Regulations, in order to inform the changes to the composition of YPF S.A.’s Board of Directors.

In that regard, we inform you that at its meeting held on November 9, 2021 the Company’s Board of Directors considered and decided to accept the resignation of Ms. Elizabeth Dolores Bobadilla, as Director for Class D shares, for strictly personal reasons.

Additionally, and in accordance with the order of replacement approved by the General Ordinary and Extraordinary Shareholders’ meeting held on April 30, 2021, Ms. María Eugenia Tulia Snopek, who had been appointed alternate director at the aforementioned meeting, replaced Ms. Bobadilla as a Director, until the election of new directors by the Shareholders’ Meeting.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 9, 2021	By:	/s/ Santiago Wesenack

	Name:	Santiago Wesenack

	Title:	Market Relations Officer